UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  ZEA CAPITAL FUND LLC

Address of Principal Business Office: 118 Third Avenue SE, Suite 630, Cedar Rapids, IA 52401

Telephone Number: (319) 366-0456

File Number under the Securities Exchange Act of 1934:  814-00797

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal

A.
[  ]  The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

B.
[X]  The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

C.	[ ] The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company.

D.
[  ]  The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company's new business. Give the date of the shareholders' or partners' meeting and the number of votes in favor of and opposed to the change.

E.	[ ] The company has filed a notice of registration under section 8 of the Act. State the filing date of the company's notice of registration (Form N-8A) under the Act.

F.	[ ] Other. Explain the circumstances surrounding the withdrawal of election.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Cedar Rapids and the state of Iowa on the 11th of January, 2011.

ZEA CAPITAL FUND LLC By: /s/ James D. Thorp Name: James D. Thorp Title: President

Attest: /s/ Thies O. Kölln
Name: Thies O. Kölln
Title:   Vice President and Principal Financial Officer